Mail Stop 6010

September 22, 2006

Jackie You Kazmerzak
Chief Financial Officer
Diguang International Development Co., Ltd.
8th Floor, Building 64,
Jinlong Industry District Majialong,
Nanshan District, Shenzhen, PRC

>   **Re: Diguang International Development Co., Ltd.**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **and subsequent Exchange Act filings**
>   **File No. 333-69270**

Dear Ms. Kazmerzak:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Martin F. James
                          Senior Assistant Chief Accountant